MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. OF NOVEMBER 30, 2017

TABLE OF CONTENTS

TABLE OF CONTENTS

MESSAGE FROM MANAGEMENT

GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

CALL NOTICE

RELATED DOCUMENTS AND LINKS

EXHIBIT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL

EXHIBIT 2: FORM OF POWER OF ATTORNEY - LEGAL ENTITY

MESSAGE FROM MANAGEMENT

Dear Shareholders,

In line with our commitment of continuously seeking the best Corporate Governance practices, we invite you to participate in the Extraordinary General Meeting, which will take place on November 30, 2017, at 10:00 a.m., at our principal place of business, located at Rua Eteno, nº 1.561, Camaçari/BA, in which, for the purposes of article 256 of the Brazilian Corporation Law, the following matters will be discussed:

(i)          Ratification of the appointment and engagement of specialized company Apsis Consultoria e Avaliações Ltda. as the responsible for preparing the appraisal report at the book value of Braskem Petroquímica Ltda.’s (“BRK Petroquímica” or “Mergee”) net equity to be used in the merger of BRK Petroquímica into the Company ("Appraisal Report");

(ii)        Evaluation and approval of the Appraisal Report;

(iii)      Examination, discussion and voting of the terms and conditions of the Protocol and Justification of the Merger of Braskem Petroquímica Ltda. into Braskem S.A. ("Protocol and Justification"), entered into on October 26, 2017, by the managers of the Company and of BRK Petroquímica, the purpose of which is the merger of BRK Petroquímica into the Company ("Merger") and the approval of the Merger proposed, in accordance with the Protocol and Justification;

(iv)       Because of the Merger proposed, approval of the complementation of clause 2 of the Company's Bylaws to include complementary activities performed only by BRK Petroquímica to the activities performed by the Company;

(v)        As a result of the conversion of shares exercised by minority shareholders holding class “B” preferred shares, the approval of the amendment to article 4 of the Company’s Bylaws in order to update the share capital;

(vi)       Approval of the rectification of item “b” of article 39 of the Bylaws in order to align it with item “xx” of article 26 of the Bylaws; and

(vii)     Authorization to the managers of the Company so they may practice any acts required for the conclusion of the Merger and other approvals.

GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participation in the Meeting, we have made this Manual for Ordinary General Meeting available.

The information related to such resolutions is available to the Shareholders in the Investors' Relations website (http://www.braskem-ri.com.br), in the CVM website (www.cvm.gov.br) and at Rua Lemos Monteiro, 120, 24º andar, Butantã, in the City of São Paulo, State of São Paulo, CEP 05501-050, c/o Rosana Cristina Avolio.

The Shareholder's Participation:

The Shareholder may participate in person or by a proxy duly appointed, and the detailed guidelines regarding the documentation required for the representation are set forth in the Call Notice and in the Management Proposal of the Company, both made available on the date hereof, and in item 12.2 of the Company's Reference Form.  In the section "General information", we provide additional information on the participation in General Meeting.

Foreign Shareholder Attending General Meetings

Foreign Shareholders must present the same documentation as Brazilian shareholders, provided that the documents must be notarized, consularized and apostilled, as the case may be, along with a sworn translation.

Forwarding of Documentation

With the purpose of expediting the works of the General Meeting, the documents requested in the items above, which allow for the participation or representation of the shareholder in the General Meeting, are requested to be forwarded within 72 hours prior to the date designated for the holding of the General Meeting, to:

Braskem S/A

C/O Myrela Caetano da Silva Reis- Departamento Jurídico

Rua Lemos Monteiro, 120 – 22º andar - Butantã

05501-050 – São Paulo – SP – Brazil

However, it is worth stressing that, under Paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

CALL NOTICE

BRASKEM S.A.

C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF NOVEMBER 30, 2007

The shareholders of BRASKEM S.A. (“Company”) are hereby called to attend the Extraordinary General Meeting that will be held on November 30, 2017, at 10:00 a.m., at the Company’s principal place of business located at Rua Eteno, nº 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia, in order to resolve on the following Agenda:

(1) Ratification of the appointment and engagement of specialized company Apsis Consultoria e Avaliações Ltda. as the responsible for preparing the appraisal report at the book value of Braskem Petroquímica Ltda.’s (“BRK Petroquímica” or “Mergee”) net equity to be used in the merger of BRK Petroquímica into the Company ("Appraisal Report");

(2) Evaluation and approval of the Appraisal Report;

(3) Examination, discussion and voting of the terms and conditions of the “Protocol and Justification of the Merger of Braskem Petroquímica Ltda. into Braskem S.A.” ("Protocol and Justification"), entered into on October 26, 2017, by the managers of the Company and of BRK Petroquímica, the purpose of which is the merger of BRK Petroquímica into the Company ("Merger") and the approval of the Merger proposed, in accordance with the Protocol and Justification;

(4) Because of the Merger proposed, approval of the complementation of clause 2 of the Company's Bylaws to include complementary activities performed only by BRK Petroquímica to the activities performed by the Company;

(5) As a result of the conversion of shares exercised by minority shareholders holding class “B” preferred shares, the approval of the amendment to article 4 of the Company’s Bylaws in order to update the share capital;

(6) Approval of the rectification of item “b” of article 39 of the Bylaws in order to align it with item “xx” of article 26 of the Bylaws; and

(7) Authorization to the managers of the Company so they may practice any acts required for the conclusion of the Merger and other approvals.

Camaçari/BA, November 14, 2017.

Newton de Souza

Chairman of the Board of Directors

General Information:

1)          The Management’s Proposal ("Proposal") contemplating all documents related to the matters included in the Agenda, the documents set forth in CVM Ruling No. 481/09, as amended (“CVM Ruling 481”), as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company's shareholders on the date hereof, pursuant to CVM Ruling 481, and may be accessed through the CVM website (www.cvm.gov.br), the BM&FBOVESPA website (www.bmfbovespa.com.br) or the Company website (http:/www.braskem-ri.com.br).

2)          The Shareholder may participate in person or by a duly appointed proxy. With the purpose of expediting the works of the Meeting, the Company’s Management requests that the Shareholders forward the following documents to the Company at the office located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, within 72 hours prior to the date designated for the holding of the Meeting: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares within 8 days prior to the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Office election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the relevant body. The shareholder or the legal representative thereof shall attend the Meeting in possession of the proper identification documents.  However, it is worth stressing that, under Paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by shareholders by electronic means.

3)          Based on the Health, Security and Environment (HSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for controlling the access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly ask the Shareholders, and their legal representatives in the Meeting called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure observance of the training procedures of the basic HSE instructions in force at the Company, which are available for consultation at its principal place of business.

RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Braskem S.A. Investors' Relations:	www.braskem-ri.com.br/
Brazilian Securities and Exchange Commission – CVM:	www.cvm.gov.br
BM&FBOVESPA:	www.bmfbovespa.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Brazilian Chemical Industry Association – ABIQUIM:	www.abiquim.org.br

EXHIBIT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers' Register of the Ministry of Finance (CPF/MF) under No. __________________, appoints and constitutes as its attorney-in-fact _____________________________, to which he/she grants special powers to represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ) under No. 42.150.391/0001-70, to be held on November 30, 2017, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______________ ______,  2017.

EXHIBIT 2: FORM OF POWER OF ATTORNEY - LEGAL ENTITY

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of the order of appointment), represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on November 30, 2017, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______________ ______,  2017.